EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

August 13, 2019

AVINO ANNOUNCES FINAL RESULTS FROM THE NORTHEAST BLOCK Q1-Q2 2019 DRILL CAMPAIGN

AT THE BRALORNE GOLD MINE

INTERCEPTS 12.35 G/T GOLD OVER 0.91 METER AND 3.06 G/T GOLD OVER 2.6 METRES

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; GV6: FSE; "Avino" or "the Company") is pleased to announce complete results from the Q1-Q2 2019 drilling campaign in the newly identified NorthEast Block (“NE Block”) Vein Network (see Figure 1) at the Bralorne Gold Mine located near Gold Bridge, British Columbia. First pass drill testing of this exciting target is now complete, and the area is considered by Avino to have high potential to host another large Bralorne-style gold vein system.

Drilling began in the NE Block on January 11, 2019 and 35 holes have now been completed with gold-bearing quartz veins intersected in 27 holes, including 12.35 g/t (grams per tonne) gold over 0.91 meters true width at 204.7 meters depth in SB-2019-024, and 3.06 g/t gold over 2.6 meters true width at 257 meters depth in SB-2019-031. Assay results from all 35 holes into the NE Block have now been received. Drilling through Q3 will target underexplored and highly prospective volumes between the historic Bralorne and Pioneer mines.

The Company is using the gross proceeds of CDN $6,000,000 raised from the Flow-Through share offering which closed on April 27, 2018 to fund the exploration work. The news release dated April 27, 2018 describing the offering may be viewed on the Avino website or under the Company’s profile on SEDAR (www.sedar.com) and was also filed with the SEC on Form 6-K.

Flow-through funds for this campaign are available to be used by the end of December 2019. An estimated CDN $4.5 million has been spent to date on 24,000 meters of an expected 28,000 to 30,000 meters of diamond drilling program. The program was planned in two phases with Phase One targeting underexplored portions of known veins from Q4 2018 through Q1 2019, and Phase Two targeting new discoveries in unexplored portions of the property from Q1 2019 until the end of the year.

“We are very encouraged by the completed first pass drill testing of the NE Block target area, and we now consider the area to have high potential to host another large Bralorne-style gold vein system.” said David Wolfin, Avino’s President and CEO. “The drilling during the third quarter will be focused on the underexplored areas between the historic Bralorne and Pioneer mines. We look forward to receiving these assays later in the year and to the continued success of the drill campaign.”

August 13, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Final Results from the Northeast Block Q1-Q2 2019 Drill Campaign at the Bralorne Gold Mine

Intercepts 12.35 G/T Gold Over 0.91 Meter and 3.06 G/T Gold Over 2.6 Metres

Drilling Campaign – NE Block Target Initial Results (see Figure 2)

The 2019 NE Block drilling campaign has identified a new vein array with an 1,100 metre strike extent using a wide-spaced 150 metre drill pattern. The occurrence of gold bearing quartz veins in 77% of these holes, together with the structural and textural similarities that appear between these intercepts and the mineralization at the nearby King, Bralorne and Pioneer mines, is considered strongly supportive of Avino’s exploration thesis. (see the Avino news release dated April 1, 2019).

Table 1: NE Block Assay Highlights

Hole Number	Description	From	To	Length	True Width	Au
		(m)	(m)	(m)	(m)	(g/t)
SB-2019-005	Sericitized shear zone & quartz veins	61.87	78.75	16.88	N/A	1.93*
Including	Banded brecciated quartz vein	62.87	65.04	2.17	N/A	3.17*
And	Banded brecciated quartz vein	68.04	71.04	3.00	N/A	3.11*
SB-2019-005	Banded brecciated quartz vein	105.20	106.20	1.00	0.53	12.98*
SB-2019-006	Sericitized shear zone & quartz veins	85.00	90.00	5.00	N/A	2.14*
Including	As above	87.00	89.00	2.00	N/A	3.97*
SB-2019-007	Sericitized shear zone & quartz veins	250.54	257.15	6.61	N/A	2.03*
Including	As above	254.70	255.70	1.00	N/A	6.12*
SB-2019-012	Banded quartz vein	46.60	49.60	3.00	2.12	3.04*
Including	Banded quartz vein	47.60	48.60	1.00	0.71	6.00*
SB-2019-013	Banded quartz vein	168.26	168.83	0.57	0.23	30.73*
SB-2019-013	Banded quartz vein	440.94	441.50	0.56	0.43	3.61*
SB-2019-019	Brecciated quartz vein	48.50	50.50	2.00	1.97	3.47
SB-2019-023	Sericitized shear & quartz veins	208.62	213	4.38	3.79	2.47
Including	Brecciated quartz vein	212.33	213	0.67	N/A	4.52
SB-2019-023	Banded quartz vein	263.75	264.9	1.15	0.88	3.87
SB-2019-024	Brecciated quartz vein	204.7	205.7	1	0.91	12.35
SB-2019-024	Brecciated quartz vein	372.5	373.5	1	N/A	3.96
SB-2019-029	Brecciated quartz vein	98.05	99.05	1	0.94	4.15
SB-2019-031	Quartz vein breccia	257	267	10	2.59	3.06
Including	Quartz vein breccia	265	266	1	N/A	6.98

*Reported in news release April 2019

Table 2: Q2 2019 NE Block significant intercepts

Hole Number	Description	From	To	Length	True Width	Au
		(m)	(m)	(m)	(m)	(g/t)
SB-2019-014	Banded sheared quartz vein	68.35	69.35	1	0.64	1.45
SB-2019-015	Banded quartz vein	205	207	2	1.81	1.14
SB-2019-016	Brecciated quartz vein	272.62	273.23	0.61	0.53	1.07
SB-2019-016	Banded quartz vein	375	376	1	0.97	1.09
SB-2019-016	Sericitized shear	476.7	477.7	1	0.98	1.16

August 13, 2019 Avino Silver & Gold Mines Ltd. News Release

Avino Announces Final Results from the Northeast Block Q1-Q2 2019 Drill Campaign at the Bralorne Gold Mine

Intercepts 12.35 G/T Gold Over 0.91 Meter and 3.06 G/T Gold Over 2.6 Metres

Hole Number	Description	From	To	Length	True Width	Au
		(m)	(m)	(m)	(m)	(g/t)
SB-2019-017	Banded quartz vein	125.33	126.33	1	0.57	1.77
SB-2019-017	Banded quartz vein	131.25	132	0.75	0.38	2.14
SB-2019-017	Banded quartz vein	285	285.85	0.85	0.49	1.63
SB-2019-017	Brecciated quartz vein	491.62	493.2	1.58	0.91	1.58
SB-2019-018	Brecciated quartz vein	90.15	90.9	0.75	0.19	2.23
SB-2019-018	Brecciated quartz vein	94.75	95.35	0.6	N/A	2.37
SB-2019-019	Sericitized shear	33	34	1	0.50	1.31
SB-2019-019	Sericitized shear & quartz veins	47.5	51.5	4	3.94	2.12
Including	Brecciated quartz vein	48.5	50.5	2	1.97	3.47
SB-2019-019	Sericitized Shear	78.5	79.5	1	0.21	1.38
SB-2019-019	Sericitized shear & quartz vein	87	89	2	0.68	1.82
SB-2019-019	Banded quartz vein	91.8	92.8	1	0.26	1.86
SB-2019-019	Sericitized shear & quartz vein	159	161	2	N/A	1.19
SB-2019-020	No Significant assays				N/A
SB-2019-021	Sericitized Shear	23	24	1	0.50	1.74
SB-2019-021	Sericitized shear & quartz vein	141.5	144	2.5	0.86	1.57
SB-2019-022	No Significant assays				N/A
SB-2019-023	Sericitized shear & quartz veins	208.62	213	4.38	3.79	2.47
Including	Brecciated quartz vein	212.33	213	0.67	N/A	4.52
SB-2019-023	Brecciated quartz vein	246.72	247.22	0.5	0.34	1.6
SB-2019-023	Banded quartz vein	253.56	255.56	2	1.41	1.61
SB-2019-023	Banded quartz vein	263.75	264.9	1.15	0.88	3.87
SB-2019-023	Banded quartz vein	266	266.7	0.7	N/A	1.37
SB-2019-023	Sericitized Shear	268.75	269.9	1.15	N/A	2.31
SB-2019-023	Brecciated quartz vein	285.36	286.06	0.7	0.63	2.14
SB-2019-023	Sericitized shear & quartz vein	383	383.87	0.87	0.71	1.49
SB-2019-024	Sericitized shear & quartz vein	204.7	206.6	1.9	1.72	7.14
Including	Brecciated quartz vein	204.7	205.7	1	0.91	12.35
SB-2019-024	Brecciated quartz vein	372.5	373.5	1	N/A	3.96
SB-2019-024	Sericitized shear & quartz vein	391	392	1	0.94	1.02
SB-2019-025	Sericitized shear & quartz vein	267	268	1	0.68	1.1
SB-2019-026	Banded quartz vein	228.5	229.5	1	0.50	2.09
SB-2019-027	No Significant assays				N/A
SB-2019-028	Banded quartz vein	78.35	79.09	0.74	0.31	1.7
SB-2019-028	Sericitized shear & quartz vein	131.85	132.35	0.5	0.29	2.55
SB-2019-028	Banded quartz vein	228.5	229.5	1	0.77	2.07

August 13, 2019 Avino Silver & Gold Mines Ltd. News Release

Avino Announces Final Results from the Northeast Block Q1-Q2 2019 Drill Campaign at the Bralorne Gold Mine

Intercepts 12.35 G/T Gold Over 0.91 Meter and 3.06 G/T Gold Over 2.6 Metres

Hole Number	Description	From	To	Length	True Width	Au
		(m)	(m)	(m)	(m)	(g/t)
SB-2019-029	Brecciated quartz vein	98.05	99.05	1	0.94	4.15
SB-2019-030	Brecciated quartz vein	369.5	370.5	1	0.91	1.43
SB-2019-031	Quartz vein breccia	245	248	3	0.88	2.06
SB-2019-031	Quartz vein breccia	257	267	10	2.59	3.06
Including	Quartz vein breccia	260	261	1	0.26	3.70
and	Quartz vein breccia	262	263	1	0.17	4.88
and	Sericitized shear	265	266	1	N/A	6.98
and	Sericitized shear & quartz vein	266	267	1	N/A	4.3
SB-2019-032	Sericitized shear & quartz vein	65	66	1	0.97	1.51
SB-2019-033	No Significant assays				N/A
SB-2019-034	No Significant assays				N/A
SB-2019-035	Sericitized shear & quartz vein	246.1	248	1.9	N/A	2.18
Including	Sericitized shear & quartz vein	246.1	247	0.9	N/A	3.23
SB-2019-035	Banded quartz vein	276.4	277.2	0.8	N/A	1.83
SB-2019-035	Brecciated quartz vein	322.25	322.96	0.71	N/A	2.57

True widths cannot always be determined with the information available

BP Gap Target – Q3 Drilling

Drilling is now underway in the historically underexplored gap between the Bralorne and Pioneer mines. Avino’s newly developed conceptual targeting model has highlighted two large volumes of prospective ground possessing direct structural and lithological similarities to areas which hosted the hugely productive 77 and 27 Veins. Historically, exploration drilling in this area was oriented orthogonal to the nearby 51B FW (Footwall) and Countless Veins, leading to a drill pattern which contains large gaps in some of the most prospective ground in the district.

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to the MSA Laboratory facility in Langley, BC, Canada, and the other half is retained on-site for verification and reference. Gold is assayed by 30 gram fire assay with an AAS finish (MSA method FAS-111). Any samples exceeding 1.0 gram/tonne gold are re-assayed using a 500 gram metallic screen process followed by 30 gram fire assay (MSA method MSC-500). Multi-element analyses are also completed for each sample (MSA method ICP-130).

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino’s Bralorne Gold Mine project is under the supervision of Fred Sveinson, B.A., B.Sc., P.Eng, Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Mr. Garth Kirkham, P. Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this news release.

August 13, 2019 Avino Silver & Gold Mines Ltd. News Release

Avino Announces Final Results from the Northeast Block Q1-Q2 2019 Drill Campaign at the Bralorne Gold Mine

Intercepts 12.35 G/T Gold Over 0.91 Meter and 3.06 G/T Gold Over 2.6 Metres

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 350 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently exploring and drilling at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

_______________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.

August 13, 2019 Avino Silver & Gold Mines Ltd. News Release

Avino Announces Final Results from the Northeast Block Q1-Q2 2019 Drill Campaign at the Bralorne Gold Mine

Intercepts 12.35 G/T Gold Over 0.91 Meter and 3.06 G/T Gold Over 2.6 Metres

Figure 1.
2019 Overview Map
AVINO
SILVER & GOLD MINES LTD
NE Block
New Vein Network Discovery
Star
Retzlaff
Peter
Millchuck
C
Shaft
King
Alhambra
BK
King Mine
Historic Production
~0.25 M oz Au
55
59
53
77
73
75
79
51
51B FW
77R
Taylor
52
Bralorne Mine
Historic Production
~2.6 M oz Au
27
Main
Pioneer Mine
Historic Production
~1.3 M oz Au
Legend
Tenure
Mine Permit Boundary M-207
Bralorne Gold Mines Ltd - Tenure Boundary
Structures
Vein Surface Trace
Prospective Structural Corridor
Ferguson Fault
Cadwallader Fault
Lithology
Bendor Granitoid (91.4+/-1.4 Ma)
Soda Granite (270+/-5 Ma)
Diorite-Gabbro (293+/-13 Ma)
Ultramafics
Amygdaloidal Meta-Basalts-Tuffs-Flows
Meta-Sediments - Undifferentiated
Meta-Turbidites and Meta-Mudstones
Cherty Meta-Sediments
Shear Zone - Local
Drilling
1-5 g/t Au
>5 g/t Au
Drill Collar
2019 Drillhole Trace
0
1
2
3 km
512000E
513000E
514000E
515000E
516000E
5627000N
5626000N
5625000N
5624000N
5623000N
5622000N
N
Date: 1 April 2019

August 13, 2019 Avino Silver & Gold Mines Ltd. News Release

Avino Announces Final Results from the Northeast Block Q1-Q2 2019 Drill Campaign at the Bralorne Gold Mine

Intercepts 12.35 G/T Gold Over 0.91 Meter and 3.06 G/T Gold Over 2.6 Metres

Figure 2.
2019 NE Block Drilling
Significant Intercepts
AVINO
SILVER & GOLD MINES LTD
513000E
513500E
514000E
514500E
5627000N
5626500N
5626000N
5625500N
Star
Retzlaff
Peter
Millchuck
SB-2019-001
SB-2019-004
SB-2019-018
SB-2019-022
SB-2019-005
SB-2019-021
SB-2019-020
SB-2019-016
SB-2019-019
SB-2019-010
SB-2019-009
SB-2019-008
SB-2019-024
SB-2019-023
SB-2019-026
SB-2019-027
SB-2019-028
SB-2019-011
SB-2019-012
SB-2019-025
SB-2019-013
SB-2019-014
SB-2019-015
SB-2019-031
SB-2019-030
SB-2019-034
SB-2019-029
SB-2019-032
SB-2019-033
Legend
Tenure
Mine Permit Boundary M-207
Bralorne Gold Mines Ltd - Tenure Boundary
Structures
Vein (Surface Trace)
Cadwallader Fault
Lithology
Bendor Granitoid (91.4+/-1.4 Ma)
Soda Granite (270+/-5 Ma)
Diorite-Gabbro (293+/-13 Ma)
Ultramafics
Amygdaloidal Meta-Basalts-Tuffs-Flows
Meta-Sediments - Undifferentiated
Meta-Turbidites and Meta-Mudstones
Cherty Meta-Sediments
Shear Zone - Local
Drilling
Collar
1-5 g/t Au
>5 g/t Au
0
500
1000 m